Page 1 of [   ]

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________

SCHEDULE 13D
under the Securities Exchange Act of 1934
(Amendment No. 2)
______________________

Century Properties Fund XVII
(Name of Issuer)

LIMITED PARTNERSHIP UNITS
(Title of Class
of Securities)

NONE
(CUSIP Number of Class
of Securities)
______________________

John K. Lines, Esq.
General Counsel and Secretary
Insignia Financial Group, Inc.
One Insignia Financial Plaza
Greenville, SC 29602
(803) 239-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 17, 1995
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box _____.

Check the following box if a fee is being paid with the statement X.

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class).
(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                  Page 2 of [   ]


1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

               Insignia Financial Group, Inc.


2.   Check the Appropriate Box if a Member of a Group*

                                             (a)

                                             (b)      X

3.   SEC Use Only



4.   Sources of Funds*
BK


5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) of 2(f)



6.   Citizenship or Place of Organization

          Delaware


Number         7.   Sole Voting Power                  - 0 -
of
Shares         8.   Shared Voting Power 25,585.5 Units of
Beneficially                            Limited Partnership
Owned by Each                           Interest ("Units") (See
Reporting                               Item 4)
Person With
               9.   Sole Dispositive Power             - 0 -

               10.  Shared Dispositive Power           - 0 -

                                                  Page 3 of [   ]

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     25,585.5 Units



12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*

                                                           ______

13.  Percent of Class Represented by Amount in Row (11)

     34.11%



14   Type of Reporting Person*

     CO




*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                  Page 4 of [   ]


1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

               IFGP Corporation


2.   Check the Appropriate Box if a Member of a Group*

                                                  (a)

                                                  (b)      X

3.   SEC Use Only



4.   Sources of Funds*
BK


5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) of 2(f)



6.   Citizenship or Place of Organization

          Delaware


Number         7.   Sole Voting Power                  - 0 -
of
Shares         8.   Shared Voting Power 25,585.5 Units of
Beneficially                            Limited Partnership
Owned by Each                           Interest ("Units") (See
Reporting                               Item 4)
Person With
               9.   Sole Dispositive Power             - 0 -

               10.  Shared Dispositive Power           - 0 -

                                                  Page 5 of [   ]

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     25,585.5 Units



12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*

                                                           ______

13.  Percent of Class Represented by Amount in Row (11)

     34.11%



14   Type of Reporting Person*

     CO




*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                  Page 6 of [   ]


1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

               Insignia NPI, L.L.C.


2.   Check the Appropriate Box if a Member of a Group*

                                                  (a)

                                                  (b)      X

3.   SEC Use Only



4.   Sources of Funds*
BK


5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) of 2(f)



6.   Citizenship or Place of Organization

          Delaware


Number         7.   Sole Voting Power                  - 0 -
of
Shares         8.   Shared Voting Power 25,585.5 Units of
Beneficially                            Limited Partnership
Owned by Each                           Interest ("Units") (See
Reporting                               Item 4)
Person With
               9.   Sole Dispositive Power             - 0 -

               10.  Shared Dispositive Power           - 0 -

                                                  Page 7 of [   ]

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     25,585.5 Units



12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*

                                                           ______

13.  Percent of Class Represented by Amount in Row (11)

     34.11%



14   Type of Reporting Person*

     OO




*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                  Page 8 of [   ]


1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

               Riverside Drive L.L.C.


2.   Check the Appropriate Box if a Member of a Group*

                                                  (a)

                                                  (b)      X

3.   SEC Use Only



4.   Sources of Funds*
BK


5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) of 2(f)



6.   Citizenship or Place of Organization

          Delaware


Number         7.   Sole Voting Power                  - 0 -
of
Shares         8.   Shared Voting Power 25,585.5 Units of
Beneficially                            Limited Partnership
Owned by Each                           Interest ("Units") (See
Reporting                               Item 4)
Person With
               9.   Sole Dispositive Power             - 0 -

               10.  Shared Dispositive Power           - 0 -

                                                  Page 9 of [   ]

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     25,585.5 Units



12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*

                                                           ______

13.  Percent of Class Represented by Amount in Row (11)

     34.11%



14   Type of Reporting Person*

     OO




*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                 Page 10 of [   ]


1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

               Andrew L. Farkas


2.   Check the Appropriate Box if a Member of a Group*

                                                  (a)

                                                  (b)      X

3.   SEC Use Only



4.   Sources of Funds*
BK


5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) of 2(f)



6.   Citizenship or Place of Organization

          United States


Number         7.   Sole Voting Power                  - 0 -
of
Shares         8.   Shared Voting Power 25,585.5 Units of
Beneficially                            Limited Partnership
Owned by Each                           Interest ("Units") (See
Reporting                               Item 4)
Person With
               9.   Sole Dispositive Power             - 0 -

               10.  Shared Dispositive Power           - 0 -

                                                 Page 11 of [   ]


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     25,585.5 Units



12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*

                                                           ______

13.  Percent of Class Represented by Amount in Row (11)

     34.11%



14   Type of Reporting Person*

     IN




*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer

      The name of the issuer is Century Properties Fund XVII, a California limited partnership (the "Partnership"), and the address of its principal executive offices is c/o National Property Investors, Inc., 5665 Northside Drive, N.W., Suite 370, Atlanta, Georgia 30328. The Partnership's general partner is Fox Partners, a California general partnership which is indirectly controlled by NPI Equity Investments II, Inc., a Florida corporation (the "General Partner"). The title of the class of equity securities to which this statement relates is the Partnership's Units of Limited Partnership Interest ("Units").

Item 2.   Identity and Background

      The names and business addresses of the persons filing this statement are (i) Insignia Financial Group, Inc, a Delaware corporation ("Insignia"), with offices at One Insignia Financial Plaza, P.O. Box 1089, Greenville, SC 29602; (ii) IFGP Corporation, a Delaware corporation ("IFGP"), with offices at One Insignia Financial Plaza, P.O. Box 1089, Greenville, SC 29602;
(iii) Insignia NPI, L.L.C., a Delaware limited liability company ("Insignia LLC"), with offices at One Insignia Financial Plaza, P.O. Box 1089, Greenville, SC 29602, (iv) Riverside Drive L.L.C., a Delaware limited liability company ("Riverside"), with offices at One Insignia Financial Plaza, P.O. Box 1089, Greenville, SC 29602; and (v) Mr. Andrew L. Farkas, a United States citizen who is the Chairman, Chief Executive Officer and President of Insignia and who has an office c/o Insignia (Mr. Farkas, together with Insignia, IFGP, Insignia LLC and Riverside, are collectively referred to as the "Reporting Persons"). The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Insignia, IFGP, Insignia LLC and Riverside, other than Mr. Farkas, (collectively the "Other Officers and Directors") are set forth on Schedule I. During the past five years no Reporting Person nor, to the best knowledge of the Reporting Persons, no Other Officer and Director has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Insignia is a fully integrated real estate service organization which performs property management, asset management, investor services, partnership administration, mortgage banking, and real estate investment banking services for various ownership entities, including approximately 600 limited partnerships having approximately 260,000 limited partners. It is the largest manager of multifamily residential properties in the United States, managing approximately 208,000 units of multifamily residential housing similar to those owned by the Partnership, and is a significant manager of commercial property, managing more than 64,000,000 square feet of retail and commercial space. These properties are located in approximately 500 cities and 48 states. Insignia is a public company whose stock is traded on the NASDAQ National Market System under the symbol IFGI. It specializes in asset value maximization in securitized real estate entities such as the Partnership.

Item 3.   Sources and Amount of Funds or Other Consideration

      See Item 4 for a description of the consideration to be paid in connection with the consummation of the transactions described therein, including the acquisition of the Units and control of the General Partner.

Item 4.   Purpose of Transaction

      On August 17, 1995, Insignia, IFGP, Insignia LLC,
Riverside and certain affiliates (collectively, the "Buyer") entered into the Partnership Units Purchase Agreement, the NPI Inc. Stock Purchase Agreement and certain related agreements (the Partnership Units Purchase Agreement and the NPI Inc. Stock Purchase Agreement are collectively referred to as the "Purchase Agreements") with National Property Investors Inc., a Delaware corporation ("NPI Inc."), DeForest Ventures I L.P., a Delaware limited partnership ("Ventures I"), DeForest Ventures II L.P., a Delaware limited partnership ("Ventures II"), and certain affiliates (collectively, "NPI"). Pursuant to the terms and conditions of the Purchase Agreements, upon the closing (the "Closing") of the transactions contemplated by the Purchase Agreements, Buyer will acquire (a) all of the units of limited partnership interest in 14 public real estate limited partnerships held by NPI (the "public partnerships"), including the Partnership, (b) all of the issued and outstanding common stock of NPI Inc., which in turn controls, directly or indirectly, the General Partner and the general partners of the public partnerships, and (c) all of the general and limited partnership interests of two affiliates of NPI which provide real estate management services. The aggregate purchase price payable at the Closing is approximately $116,000,000, subject to certain purchase price adjustments as provided for in the Purchase Agreements, including a reduction for payment by Buyer of any amounts borrowed by Ventures I and Ventures II from PaineWebber Real Estate Securities Inc. ("PaineWebber") which remain unpaid on the date of the Closing. In connection with the execution of the Purchase Agreements, an affiliate of Insignia entered into a participation agreement with PaineWebber pursuant to which it agreed to purchase from PaineWebber a subordinated participation in the senior financing provided by PaineWebber to Ventures I and Ventures II for an aggregate purchase price equal to $16,239,296.


      The sale of the Units is scheduled to close in January 1996, subject to the satisfaction of customary conditions precedent contained in the Purchase Agreements, including the absence of any material adverse changes in the financial condition and operations of NPI, the obtaining of approvals of certain regulatory agencies and the satisfaction of other conditions not within the control of the parties to the agreement. However, there can be no assurance that the transaction will be consummated in January 1996 or at all.

      Pursuant to the terms and conditions of the Purchase Agreements, NPI has agreed, subject to its fiduciary duties when acting as general partner of the public partnerships and as may be required by the provisions of the partnership agreement of any public partnership, and except as provided in a certain settlement agreement entered into in connection with a final court order, dated May 19, 1995, regarding litigation over tender offers made by NPI for units in the public partnerships, that until the Closing NPI will vote all general and limited partnership interests owned or controlled by NPI in any public partnership in which NPI is entitled to vote against and shall not take any action to cause (a) any merger, consolidation, reorganization, other business combination, or recapitalization involving NPI or any public partnership, (b) any dissolution, liquidation, or termination of NPI or any public partnership, (c) any sale of any assets of NPI or any public partnership other than certain sales expressly permitted by the Purchase Agreements, (d) the amendment of the agreements of limited partnership, certificates of incorporation or other similar organizational documents of NPI or any public partnership, (e) any change in the general partner of NPI or any public partnership, or (f) any proposition the effect of which may be to inhibit, prohibit, restrict, or delay the consummation of any of the transactions contemplated by the Purchase Agreements or impair the contemplated benefits to Insignia and its affiliates of the transactions contemplated by the Purchase Agreements. Because the Purchase Agreements provide that the Buyer may waive compliance with the foregoing covenants, the Reporting Persons may be deemed to share voting power with respect to the Units of the Partnership held by NPI.

Item 5.   Interest in Securities of the Issuer

   (a) The Reporting Persons may be deemed to be the beneficial owner of an aggregate of 25,585.5 Units of the Partnership, constituting approximately 34.11% of the Units outstanding. Mr. Farkas is the Chairman, Chief Executive Officer and President of Insignia and is the beneficial owner of approximately 41% of its outstanding common stock. Accordingly, Mr. Farkas may be deemed to control Insignia and to beneficially own the Units to the extent that Insignia may be deemed to beneficially own such Units. Apart from the transaction described in Item 4, there have been no transactions in Units by any Reporting Person or, to the best knowledge of the Reporting Persons, any of the Other Officers and Directors, in the past sixty days.

   (b)    See Item 4.

   (c)    See Item 4.

   (d) Until the Closing, NPI will remain the beneficial owner of the Units and will have the right to receive any distributions made by the Partnership.

   (e)    Not Applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

   See Item 4.

Item 6.   Material to be Filed as Exhibits

   (a)    Joint Filing Agreement, dated as of August 28, 1995.

   (b) Partnership Units Purchase Agreement, dated as of August 17, 1995, among Insignia, Insignia LLC, Riverside, Ventures I, Ventures II and the other parties named therein incorporated by reference to Exhibit B to the Reporting Persons'
Schedule 13D filed with the Securities and Exchange Commission on August 29, 1995 with respect to the Reporting Persons' ownership interest in National Property Investors II.

   (c) NPI Inc. Stock Purchase Agreement, dated as of August 17, 1995, among Insignia, IFGP and the other parties named therein incorporated by reference to Exhibit C to the Reporting Persons' Schedule 13D filed with the Securities and Exchange Commission on August 29, 1995 with respect to the Reporting Persons' ownership interest in National Property Investors II.

                            SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated:  August 28, 1995

                         INSIGNIA FINANCIAL GROUP, INC.



                         By:     /s/ John K. Lines
                         Name:  John K. Lines
                         Title:    General Counsel and Secretary

                         IFGP CORPORATION



                         By:     /s/ John K. Lines
                         Name:  John K. Lines
                         Title:    Vice President/Secretary

                         INSIGNIA NPI, L.L.C.
                         By:   INSIGNIA FINANCIAL GROUP, INC.,
                               member



                         By:     /s/ John K. Lines
                         Name:  John K. Lines
                         Title:    General Counsel and Secretary

                         RIVERSIDE DRIVE, L.L.C.
                         By:   INSIGNIA NPI, L.L.C.
                         By:   INSIGNIA FINANCIAL GROUP, INC.,
                               member



                         By:     /s/ John K. Lines
                         Name:  John K. Lines
                         Title:    General Counsel and Secretary


                            /s/ Andrew L. Farkas
                              Andrew L. Farkas

                          EXHIBIT INDEX

Exhibit             Description                              Page

(a)
Joint Filing Agreement, dated as
of August 28, 1995.
(b)
Partnership Units Purchase
Agreement, dated as of August 17,
1995, among Insignia, Insignia
LLC, Riverside, Ventures I,
Ventures II and the other parties
named therein.
                                              (1)

(c)NPI Inc. Stock Purchase
Agreement, dated as of August 17,
1995, among Insignia, IFGP and
the other parties named therein.
                            (2)


___________________________

(1) Incorporated by reference to Exhibit B to the Reporting Persons' Schedule 13D filed with the Securities and Exchange Commission on August 29, 1995 with respect to the Reporting Persons' ownership interest in National Property Investors II.

(2) Incorporated by reference to Exhibit C to the Reporting Persons' Schedule 13D filed with the Securities and Exchange Commission on August 29, 1995 with respect to the Reporting Persons' ownership interest in National Property Investors II.
                            EXHIBIT A

               Agreement of Filing of Schedule 13D



          Each of the undersigned hereby agrees that the Schedule
13D dated August 28, 1995, to which this Agreement is attached as Exhibit A, may be filed on behalf of each such person.

          This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


Dated:  August 28, 1995

                         INSIGNIA FINANCIAL GROUP, INC.



                         By:     /s/ John K. Lines
                         Name:  John K. Lines
                         Title:  General Counsel and Secretary

                         IFGP CORPORATION



                         By:     /s/ John K. Lines
                         Name:  John K. Lines
                         Title:  Vice President/Secretary

                         INSIGNIA NPI, L.L.C.
                         By:   INSIGNIA FINANCIAL GROUP, INC.,
                               member



                         By:     /s/ John K. Lines
                         Name:  John K. Lines
                         Title:  General Counsel and Secretary

                         RIVERSIDE DRIVE, L.L.C.
                         By:   INSIGNIA NPI, L.L.C.
                         By:   INSIGNIA FINANCIAL GROUP, INC.,
                               member



                         By:     /s/ John K. Lines
                         Name:  John K. Lines
                         Title: General Counsel and Secretary


                            /s/ Andrew L. Farkas
                              Andrew L. Farkas

                              Schedule I

     Insignia Financial Group, Inc.

     Directors*

     Andrew L. Farkas                          Robert G. Koen
     Chairman, CEO and President               Partner
     Insignia Financial Group, Inc.            LeBoeuf, Lamb,
Greene & MacRae
     Post Office Box 1089                      125 West 55th
Street
     One Insignia Financial Plaza              New York, New York
10019
     Greenville, South Carolina 29602

                                               Michael I.
Lipstein
     John F. Jacques                           Self-Employed
     Office of the Chairman                    Michael I.
Lipstein Associates
     Insignia Financial Group, Inc.            110 East 59th
Street
     Post Office Box 1089                      Suite 3201
     One Insignia Financial Plaza              New York, New York
10022
     Greenville, South Carolina 29602

                                               Buck Mickel
     Robin L. Farkas                           Chairman of the
Board and CEO
     730 Park Avenue                           RSI Holdings, Inc.
     New York, New York 10021                  Mailing Address:
                                               Fluor Daniel
Corporation
     Merril M. Halpern                         301 N. Main Street
     Chairman of the Board and                 5th Floor
     Co-Chief Executive Officer                Greenville, South
Carolina 29601
     Charterhouse Group International,
     Inc.
     535 Madison Avenue                        John A. Sprague
     28th Floor                                Independent
Investor
     New York, New York 10022                  Jupiter Partners,
L.P.
                                               30 Rockefeller
Plaza
                                               Suite 4525
                                               New York, New York
10112






* Each individual is a United States citizen.





     Executive Officers (other than those listed above who are also serving as directors)*

     Frank M. Garrison                         Henry Horowitz
     Executive Managing Director               Managing Director
- -
     Insignia Financial Group, Inc.            Commercial
Property Management
     Post Office Box 1089                      Insignia Financial
Group, Inc.
     One Insignia Financial Plaza              Post Office Box
1089
     Greenville, South Carolina 29602          One Insignia
Financial Plaza
                                               Greenville, South
Carolina 29602

     Thomas R. Shuler
     Executive Managing Director               James A. Aston
     Insignia Financial Group, Inc.            Office of the
Chairman
     Post Office Box 1089                      Insignia Financial
Group, Inc.
     One Insignia Financial Plaza              Post Office Box
1089
     Greenville, South Carolina 29602          One Insignia
Financial Plaza
                                               Greenville, South
Carolina 29602

     Jeffrey L. Goldberg
     Managing Director - Investment            John K. Lines
       Banking                                 General Counsel
     Insignia Financial Group, Inc.            Insignia Financial
Group, Inc.
     Post Office Box 1089                      Post Office Box
1089
     One Insignia Financial Plaza              One Insignia
Financial Plaza
     Greenville, South Carolina 29602          Greenville, South
Carolina 29602


     William H. Jarrard, Jr.                   S. Richard Sargent
     Managing Director - Asset                 Vice President -
Human Resources
       Management and Partnership              Insignia Financial
Group, Inc.
       Administration                          Post Office Box
1089
     Insignia Financial Group, Inc.            One Insignia
Financial Plaza
     Post Office Box 1089                      Greenville, South
Carolina 29602
     One Insignia Financial Plaza
     Greenville, South Carolina 29602
                                               Albert H. Gossett
                                               Vice President -
Chief Information Officer
     Ronald Uretta                             Insignia Financial
Group, Inc
     Chief Financial Officer                   Post Office Box
1089
     Insignia Financial Group, Inc.            One Insignia
Financial Plaza
     Post Office Box 1089                      Greenville, South
Carolina 29602
     One Insignia Financial Plaza
     Greenville, South Carolina 29602

*  Each individual is a United States citizen.
     John M. Beam, Jr.
     President of Mortgage Banking Subsidiary
     Insignia Financial Group, Inc.
     Post Office Box 1089
     One Insignia Financial Plaza
     Greenville, South Carolina 29602


     IFGP Corporation

     Director*

     William H. Jarrard, Jr.
     (see above)

     Officers*

     John K. Lines                             Kelly M. Buechler
     Vice President/Secretary                  Assistant
Secretary
     (see above)                               Insignia Financial
Group, Inc.
                                               Post Office Box
1089
     Timothy R. Garrick                        One Insignia
Financial Plaza
     Vice President                            Greenville, South
Carolina 29602
     Insignia Financial Group, Inc.
     Post Office Box 1089
     One Insignia Financial Plaza
     Greenville, South Carolina 29602

     Martha Long
     Treasurer
     Insignia Financial Group, Inc.
     Post Office Box 1089
     One Insignia Financial Plaza
     Greenville, South Carolina 29602


*  Each individual is a United States citizen.
     Insignia NPI, L.L.C.

     Directors
     (not yet named)

     Officers*
     James A. Aston                            Ronald Uretta
     President                                 Vice
President/Treasurer
     (see above)                               (see above)

     John K. Lines                             Andrea Stegall
     Vice President/Secretary                  Assistant
Secretary
     (see above)                               Insignia Financial
Group, Inc.
                                               Post Office Box
1089
                                               One Insignia
Financial Plaza
                                               Greenville, South
Carolina 29602

     Riverside Drive L.L.C.

     Directors
     (not yet named)

     Officers
     (not yet named)
























*  Each individual is a United States citizen.

